Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

       Vasogen Phase II Chronic Heart Failure Presentation Receives Award
                      at American Heart Association Meeting

Toronto, Ontario (November 18, 2002) -- Vasogen Inc. (TSX:VAS; AMEX:VSV) today announced that a poster presentation based on findings from its phase II clinical trial in advanced chronic heart failure (CHF) has received the top poster award in the "Heart Failure, Electrophysiology and Population Science" category at the American Heart Association's (AHA's) 75th Scientific Sessions in Chicago, the world's largest convention for healthcare professionals devoted to the science of cardiovascular disease and stroke. The poster, entitled "Immune Modulation Therapy Decreases QTc Interval Duration in Patients with Severe Chronic Heart Failure," was presented yesterday during the "Heart Failure: Novel Approaches and Special Indications for Treatment" session.

Bojan Vrtovec,  MD, research  scientist at the Texas Heart Institute,  presented data from Vasogen's phase II study on behalf of the study's principal investigator, Guillermo Torre-Amione, MD, PhD, Medical Director of the Heart Transplant Service at Baylor College of Medicine and the DeBakey Heart Center of The Methodist Hospital in Houston, Texas. In addition to the demonstrated significant beneficial impact on major events (death or hospitalization) in advanced CHF patients receiving Vasogen's immune modulation therapy, Dr. Vrtovec's research investigated the hypothesis that anti-inflammatory therapy has favorable effects on key electrocardiogram (ECG) measures that are associated with a reduced risk of sudden death.

More than 50% of patients diagnosed with CHF suffer sudden death. The risk of such an event due to serious ventricular arrhythmia (irregular heartbeat originating in the ventricles of the heart) has been linked to specific ECG abnormalities, including a prolonged QTc interval and increased QT dispersion
(QTd). The results presented from the phase II trial demonstrated that Vasogen's immune modulation therapy decreased QTc duration and QT dispersion in a patient group with advanced heart failure and that these electrophysiological effects were consistent with the observed positive impact on mortality. The data showed a significant reduction in mean QTc interval among assessable patients in the active treatment group (-18 milliseconds [msec]), compared to an increase in the placebo group (+12 msec), resulting in a significant between-group difference at end of study (429+/-45 vs. 463+/-45 msec, n=35, p=0.035). Similarly, QTd decreased in the immune modulation therapy group by 16 msec during the study, while it increased by 19 msec in the placebo group (n=30, p=0.002).

"We are extremely pleased that the American Heart Association has recognized this poster presentation concerning the electrophysiological benefits of Vasogen's immune modulation therapy in heart failure," commented Dr. Eldon Smith, Vice-President of Scientific Affairs for Vasogen. "Important criteria used in the judging of this poster included the quality and originality of the science and the rigor and sophistication of the methodology, making its selection from the hundreds of posters presented in this category all the more impressive."

                                    - more -

                                                    ...page 2, November 18, 2002


CHF is a debilitating condition in which the heart's ability to function as a pump is impaired, most frequently as a result of coronary artery disease or hypertension. It is characterized by systemic inflammation due to immune activation, excessive sympathetic nervous system activation, impaired function of blood vessels, and an increased rate of heart muscle cell death. Patients experience a continuing decline in their health, including the onset of shortness of breath, increased fatigue, reduced exercise tolerance, and an increasing frequency of hospitalization.

Each year in the U.S. and Canada, there are over 300,000 deaths associated with CHF, and the cost of medical care, primarily resulting from hospitalizations, exceeds $19 billion annually. Hospital admission rates for CHF have increased in the last 20 years to the point where the disease now accounts for 5% of medical admissions in the U.S. and is the leading cause of hospital admissions in patients over 65 years of age.

     Vasogen is developing immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects,"
"projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property and financing capability, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.